UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
       SVILAR, DANIEL P.
       877 NORTH 8TH WEST
       RIVERTON, WY  82501
   USA
2. Issuer Name and Ticker or Trading Symbol
       U.S. ENERGY CORP.
       USEG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
      May 31, 2002
5. If Amendment, Date of Original (Month/Year)
      July 12, 2002
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   SECRETARY AND GENERAL COUNSEL
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |94,313             |D (a) |                           |
CK                           |      |    |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.01 PAR VALUE COMMON STO|12/07/|A-4 |15,000            |   |NIL        |100,850            |D (b) |                           |
CK                           |01    |    |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |1,000              |I (c) |Custodial                  |
CK                           |      |    |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |125,556            |I (d) |By Plateau                 |
CK                           |      |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |175,000            |I (e) |By SGMC                    |
CK                           |      |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |512,359            |I (f) |By Crested                 |
CK                           |      |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |5,000              |I (g) |By Svilar, Inc.            |
CK                           |      |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|05/30/|A-4 |7,721             |A  |NIL        |7,721              |I (h) |ESOP Benef.                |
CK                           |02    |    |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
 Qualified Stock Option |$2.875/s|N/A  |    |           |   |12/04|09/25|Common Stock|34,782 |N/A    |34,782      |D  |            |

 (Right to Buy) (i)   |h       |     |    |           |   |/98  |/08  |            |       |       |            |   |            |
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 Nonqualified Stock Opti|$2.00/sh|N/A  |    |           |   |12/04|09/25|Common Stock|40,218 |N/A    |40,218      |D  |            |
on
 (Right to Buy) (i)|        |     |    |           |   |/98  |/08  |            |       |       |            |   |            |
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 Qualified Stock Option
|$2.40/sh|N/A  |    |           |   |01/10|01/09|Common Stock|41,667 |N/A    |41.667      |D  |            |

  (Right to Buy) (i)   |        |     |    |           |   |/01  |/11  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
 Nonqualified Stock Opti|$2.40/sh|N/A  |    |           |   |01/10|01/09|Common Stock|80,233 |N/A    |80,233      |D  |            |
on
 (Right to Buy) (i)|        |     |    |           |   |/01  |/11  |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
 Stock Option  (Right to|$3.90/sh|12/07|A-4 |100,000    |A  |12/07|12/06|Common Stock|100,000|N/A    |100,000     |D  |            |
 Buy) (j)               |        |/01  |    |           |   |/01  |/11  |            |       |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Attachment to Amended Form 5 for period ended May 31,
2002.
(a) Consists of 50,121 shares held directely by the Reporting Person, 3,375 shares held in joint tenancy with his wife and 35,187 shares held in an Individual Retirement Account ("IRA") established for the benefit of the
Reporting Person, and 630 shares held in a street name account for the benefit of the Reporting Person.
(b) Includes 22,680 and 78,170 shares subject to forfeiture. The 22,680 shares, issued under the USEG
Restricted Stock bonus Plan, are deemed 'earned out": (i) if he is continuously employed by USEG unitl he reitres;
(ii) if he becomes totally disabled; (iii) upon his death, or (iv) if the shares are claimed within three years following the occurence of (i), (ii) or (iii). The 78,170 shares, issued under the 1996 Stock Award Program vest at the rate of 20% each year over a five year period and are subject to the forfeiture conditions noted previously. The treasurer of USEG holds the shares in trust for the benefit of the Reporting Person, while the non-employee directors of USEG exercise shared voting and dispositive rights over all 100,850 shares. The shares do not come under the control of the Reporting Person until termination. The total number of shares is presently reported;
distributions to the Reporting Person will not be separately reported. The acquisitions of the shares by the
Reporting Person from both the Bonus Plan and the Award Program are exempt under Rule 16b-3.
(c) Consists of shares indirectly held by the Reporting Person as Custodian for his minor child under the Wyoming
Uniform Transfers to Minors
Act.
(d) Consists of shares held by Plateau Resources Limited ("Plateau"), a wholly-owned subsidiary of USEG. The
Reporting Person is an officer of both USEG and Plateau. The Reporting Person is not a controlling shareholder of
Plateau, and therefore does not have a pecuniary interest in the USEG shares held by Plateau, under Rule
16a-1(a)(2)(iii).
(e) Consists of shares held by Sutter Gold Mining Company ("SGMC"), a subsidiary of USEG. The Reporting
Person is an officer of USEG and SGMC. The Reporting Person is not a controlling shareholder of SGMC, and therefore does not have a pecuniary interest in the USEG shares held by SGMC, under Rule 16a-1(a)(2)(iii).
(f) Consists of shares held by Crested Corp. ("Crested"), a majority-owned subsidiary of USEG. The Reporting
Person is an officer of USEG and an officer and director of Crested. The Reporting Person is not a controlling shareholderof Crested, and therefore does not have a pecuniary interest in the USEG shares held by Crested, under rule 16a-1(a)(2)(iii).
(g) Consists of shares held by Svilar, Inc. a private corporation of which the Reporting Person is a major shareholder, officer and
director.
(h) Consists of shares held in the USEG Employee Stock Ownership Plan (the "ESOP") in an account established for the benefit of the Reporting Person. The Reporting Person is over age 70 1/2 and therefore the shares will be immediately distributed to him (ie. his IRA); distribution to the Reporting Person will not be separately reported.
(i) Stock options granted under the Issuer's 1998 Incentive Stock Option Plan, and exempt under Rule 16b-3.
(j) Stock options granted under the Issuer's 2001 Incentive Stock Option Plan, and exempt under Rule 16b-3.
Note:    Pursuant to SEC Rule 16a-1(a)(2), information on Plateau, SGMC and
Crested is not required, however,
Regsitrant has undertaken
            comprehensive disclosure and reports shares held by Plateau, SGMC and Crested as indirectly owned by the Reporting
Person.
            The Reporting Person disclaims beneficial and pecuniary interest in the shares reported under footnotes c,
d, e and f
above.
SIGNATURE OF REPORTING PERSON
   /s/   DANIEL P. SVILAR
DATE
   August 30, 2002